EXHIBIT 12.1

RESOLUTE FOREST PRODUCTS INC.

Computation of Ratio of Earnings to Fixed Charges

(In millions of dollars)

(Unaudited)

	Years Ended December 31,
	Successor		Predecessor
	2012	2011	2010	2009	2008
(Loss) earnings:
(Loss) earnings before income taxes (a)	$(74)	$55	$1,169	$(1,682)	$(2,299)
Add: Fixed charges from below	72	100	489	606	727
Less: Capitalized interest	(2)	(1)	–	(1)	–
	$(4)	$154	$1,658	$(1,077)	$(1,572)
Fixed Charges:
Interest expense, net of interest capitalized	$66	$95	$469	$540	$594
Capitalized interest	2	1	–	1	–
Estimate of interest within rental expense	4	4	6	8	10
Amortized premium, discounts and deferred financing costs related to indebtedness	–	–	14	57	123
	$72	$100	$489	$606	$727
Ratio of Earnings to Fixed Charges	(b )	1.5x	3.4x	(b )	(b )

(a)	For the year ended December 31, 2008, loss before income taxes included an extraordinary loss on expropriation of assets of $256 million.
(b)	For the years ended December 31, 2012, 2009 and 2008, earnings were inadequate to cover fixed charges, resulting in a deficiency of $76 million, $1,683 million and $2,299 million, respectively.